Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

Stifel, Nicolaus & Company, Incorporated

787 Seventh Avenue, 11th Floor

New York, New York 10019

June 9, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SiTime Corporation
Registration Statement on Form S-1
Registration File No. 333-239046

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of SiTime Corporation (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on June 11, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Pillsbury Winthrop Shaw Pittman LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours, Barclays Capital Inc. Stifel, Nicolaus & Company, Incorporated Acting severally on behalf of themselves and the several Underwriters By: Barclays Capital Inc.

By:	/s/ Geoffrey Feldkamp
Name: Geoffrey Feldkamp
Title: Managing Director

By: Stifel, Nicolaus & Company, Incorporated

By:	/s/ Seth Rubin
Name: Seth Rubin
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]